1350 I Street, NW Suite 1100 Washington, DC 20005 202.662.2700 Phone 202.662.2739 Fax andrewskurth.com Andrew M. Tucker 202.662.2784 Phone andytucker@andrewskurth.com

August 17, 2011

David Link Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 100

Re:
Kent International Holdings, Inc.
Form 8-K for Current Report dated March 22, 2011 filed March 28, 2011 to be amended by Form 8-K/A submitted suplementally on June 10, 2011 and Form 10-K for Fiscal Year Ended December 31, 2010 filed March 18, 2011
File No. 000-20276

Dear Mr. Link:

I am writing in response to your consent letter dated August 1, 2011 regarding the above-captioned documents.  The Staff’s comments have been copied below, indented and each is followed by our response.

Form 8-K/A Submitted Supplementally on June 10, 2011

General

1.	Please amend your Form 8-K to include changes in response to our comment letter dated May 9, 2011 and this letter. Please also include page numbers in your amended Form 8-K.

The Company has incorporated the requested changes as indicated in this letter.  The page numbers were inadvertently deleted from the correspondence filing.  We apologize for the confusion.

2.
We partially reissue comment one of our letter dated May 9, 2011. Please revise your disclosure to comply with the applicable requirements of Industry Guide 5.  Also, please revise to disclose the following: (a) the nature of your title to the Property; (b) the general competitive conditions to which the Property is or may be subject; (c) a statement as to whether, in the opinion of your management, the properties are adequately covered by insurance; and (d) the information described in Item 15 of Form S-11. We may have further comment.

Austin        Beijing         Dallas          Houston         London          New York        The Woodlands        Washington, DC

David Link
August 17, 2011

The Company has reviewed, once again, Industry Guide 5 (“Guide 5”).  As you are aware, Guide 5 deals with public offerings of limited partnership interests.  The vast majority of the terms of Guide 5 are not applicable.  For instance, there are no properties to be acquired with proceeds of the offering, there are no conflicts possible with a general partner and no special tax issues with regard to limited partnership interests.

With respect to the Property itself, we have added the information you have requested.  Please see the new language on page 5.  We believe this language to be responsive to your comment and to meet the requirements of both Item 15 of Form S-11 and Guide 5 regarding the Property.

Business

3.
We partially reissue comment nine of our letter dated May 9, 2011. Please provide additional detail on your business operations, including the types of income producing properties you intend to target, your intentions to generate management income from such properties, the types of opportunities that management would consider "appropriate" for Kent Capital's involvement and other aspects of your business strategy and planned operations.

The Company believes your comment addresses two separate issues.  First, the Company intends to target income producing properties of any type: commercial buildings, small shopping centers or apartment buildings.  The Company has added language to that effect on page 4.  The Company initially did not include such language because it did not wish to exclude a particular type of property from the list.  The Company believes its intention to generate income from the properties is clear to investors from the term income producing properties.

Regarding Kent Capital, the Company believes the most likely opportunities would involve Kent Capital investing its own money in a project and then selling its position or, perhaps, being engaged by a developer to conduct a private placement.  The Company has added language to that effect on page 3.

Prior Business

4.	Please revise to specify the dates during which Mr. Koether held the positions discuss with Brimberg and Company and Ingalls & Snyder.

We have added the dates as requested.  Please see the disclosure on page 3.

David Link
August 17, 2011

Real Estate

5.
We reissue comment five of our letter dated May 9, 2011. Please note that the disclosure requirements of Regulation S-K Items 101 and 601(b) are not limited to "ongoing" relationships, as implied by your correspondence dated May 31, 2011. In this regard, we note your disclosure regarding your being introduced to the Property by a real estate broker, among other possible material relationships.

The Company maintains good relationships with many commercial real estate brokers active within its markets.  As the Staff is aware, sellers of properties engage brokers to locate potential buyers of these properties.  The brokers then offer properties to buyers such as the Company.  The Company has no financial or exclusive relationship with any broker, and does not compensate brokers for showing it opportunities.  Given the vast number of brokers and the lack of financial ties to any one broker, the Company does not believe that any such relationship is material.

6.
We partially reissue comment 10 of our letter dated May 9, 2011. Please revise to provide the specific years during which Mr. Koether held his positions at Citrus Count Land Bureau, Northcorp Realty Advisor, Kentucky Property Trust and First Western Savings.

Mr. Koether does not have more specific dates for his service at these companies because, as indicated in the disclosure, all of such service was over 20 years ago.  As indicated on page 4, we have added disclosure to be as specific as Mr. Koether has data to support.

7.
We partially reissue comment 13 of our letter dated May 9, 2011. Please provide disclosure regarding competitive business conditions and the company's competitive position in the broker-dealer business. In this regard, we note your statement in the last sentence of the third paragraph under Prior Business that you believe Kent Capital will be capable of performing as a broker-dealer when its management finds appropriate opportunities. Additionally, please address the methods of competition in both the real estate and broker-dealer business.

We have added language as requested on pages 3 and 5.

8.
We partially reissue comment 17 of our letter dated May 9, 2011. Please provide a brief discussion of the three business lines: private placement; real estate syndication and trading securities in light of your plans to continue to develop your business as a broker-dealer.

Please see the response to Comment 7 above.

David Link
August 17, 2011

9.
We note your response to comment 20 of our letter dated May 9, 2011. Please add back the disclosure regarding your discussions to purchase a multifamily complex in the Dallas/Fort Worth area and describe the subsequent termination of discussions.

Although the Company believes that the discussions never reached a level where a deal was likely, the Company has complied with the Staff’s request.  Please see the language on page 4.  The Company does not however intend to disclose every opportunity that it evaluates and elects not to pursue, but understands its obligations to make disclosure of transactions that may be under consideration in certain circumstances.  The Company believes the disclosure regarding its strategy to acquire income producing properties is sufficient to allow investors to understand what opportunities it may pursue.

10.
We note the change to your disclosure in response to comment 21 of our letter dated May 9, 2011 to state that "we are currently reviewing opportunities to obtain a commercial mortgage loan meant to refinance our purchase of 4211 Cedar Springs; however, we have not yet made a formal application for a mortgage and are uncertain whether any mortgage will be approved or what terms may be offered."  We also note your statement in the Liquidity and Capital Resources section that states "we are actively pursuing a commercial mortgage loan on the Property at prevailing terms in order to free up working capital for additional acquisitions: however, at this time we are uncertain whether the mortgage will be approved or what terms may be offered."  Please reconcile your disclosure and advise us why your disclosure in the Real Estate section no longer indicates that you have applied for a commercial mortgage loan.

The Company has revised the disclosure in the Liquidity and Capital Resources section to reflect that it has not made any formal application for a mortgage loan.  The language in the Real Estate section was correct.  Please see the revised language on page 9.

11.	We partially reissue comment 22 of our letter dated May 9, 2011. Please revise to provide the basis for your statement that expense reimbursement will not exceed $6,500 during 2011.

The Company simply calculated the reimbursable expenses for the year to date and extrapolated for the year.  Given that the statement is one of expectation, the Company believes the disclosure is sufficient.

12.
We reissue comment 29 of our letter dated May 9, 2011. We note your supplemental response that you have not committed to pay any material amount under any service contract. Please reconcile such disclosure with your description of “[s]ignificant expenses that are not explicitly subject to reimbursement by the GSA.  It would appear that agreements involving significant expenses would be material and should be filed pursuant to Item 601(b)(10) of Regulation S-K.

David Link
August 17, 2011

The word “significant” was not used in a legal or financial sense.  Rather, these are the types of items the tenants of a property would deem important, such as landscaping maintenance, trash removal and other similar interior building services.  These services are provided by multiple providers under ready terminable contracts.  There are many providers capable of providing such services, and the loss of any one provider for one service, or all services simultaneously could be easily replaced by the Company at a similar cost and quality.  No individual amount under any contract with any service provider is material to the Company.

Financial Information Results of Operations
13.	Please revise to identify the “proposed acquisition” discussed in this section.

In 2009, the Company explored acquiring a private energy services company.  While the Company entered into a non-binding letter of intent, discussions terminated during the diligence process.  The Company is subject to a confidentiality agreement regarding the name of the proposed target.  The Company does not believe that the name of the target would be meaningful to investors.

Reserves
14.	Please revise to discuss the source(s) of your revenue for the periods described.

The sources of revenue for the period are largely from the interest on treasury securities.  There was less than a month of rental from the property and approximately $600 from a patent licensing fee.  Accordingly, the Company believes the language as written is sufficient.

Liquidity and Capital Resources

15.
We note your reference to a "decrease in expenses as previously described." For the sake of clarity, please revise here to describe the expenses that decreased.  In  this regard, it appears that the decrease described here does not match the decrease in consulting and due diligence expenses described under Expenses.

We have added the language you requested on page 9.  However, the amounts will not match because one of the figures is cash based and taken from the cash flow from operations statement and the other is an accrual on the income statement.

16.	Please provide more detailed disclosure on the nature and/or extent of “additional acquisitions” contemplated in the last sentence of this section.

David Link
August 17, 2011

The Company confirms to the Staff that there are no acquisitions presently contemplated.  While the Company continues to evaluate opportunities presented to it, the Company is not in discussions regarding any acquisition at this time.

Properties Office Buildings

17.	Please revise to include the table that you appear to have deleted from this section.

The Company had moved the information previously contained in the table into the text to comply with the prior comments.  The table was inadvertently deleted in the conversion process.  Please see page 12.

Item 9.01 Financial Statements and Exhibits

18.
We note your responses to comments 15 and 18 of our letter dated May 9, 2011. Please submit any exhibits called for by our comments as correspondence on EDGAR and revise your exhibit index as appropriate.

We have submitted the FINRA Membership Agreement for Kent Capital as well as the GSA lease for the Property.  We have revised the Exhibit index accordingly.
19.	Please file or incorporate by reference, as appropriate, the exhibits required by Form 10.

Beyond the two exhibits mentioned in the response to Comment 18, there are no additional exhibits required.

20.
We note that both the historical financial statements and the pro forma financial information were omitted from the amended 8-K submitted as correspondence. Please further revise to include the omitted financial information.

The financial statements were also apparently inadvertently deleted in the correspondence filing.  We apologize for the confusion.

Form 10-K for Fiscal Year Ended December 31, 2010

General

21.	We reissue comments 43-48 of our letter dated May 9, 2011. Please file the amended Form 10-K.

David Link
August 17, 2011

The Company will include the changes as indicated in the prior correspondence submission.

Cover Page

22.	In your amended Form 10-K, please check the box to indicate that the company was a shell company.

The Company has made the requested change to the cover page.

The Company requests that the Staff allow it wait to file the Form 10-K/A until the comments on the Fork 8-K/A are resolved.  Since many of the changes in Form 8-K/A are applicable to the Form 10-K/A, the Company believes it will be confusing to file multiple amendments.

The Company has also had extensive discussions with the service provider who prepares their SEC filings to make sure no items are deleted, and has checked this filing to ensure that all items are properly included in this submission.

The Company confirms that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact either Bryan Healey at 682-738-8011 or the undersigned at the number above.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):                                                                                                                     March 22, 2011

KENT INTERNATIONAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada	0-20726	20-4888864
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5305 Miramar Lane
Colleyville, Texas		76034
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:    (682) 738-8011

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Amendment No. 1

This amendment is being filed in order to:

•	expand the disclosures in the section headed “Form 10 Disclosures: Business,”
•	revise the titles to the “Risk Factors,”
•	modify the section titled “Financial Information” to include discussion of the Company’s financial results for the fiscal years ended December 31, 2010 and 2009,
•	expand the disclosure under the heading “Properties: Executive Offices,”
•	expend the disclosure under the heading “Description of Registrant’s Securities to be Registered,”
•	correct factual errors in the Report of Independent Accountants: and
•	include two additional exhibits.

Item 1.01 Entry into a Material Definitive Agreement.
Item 2.01 Completion of Acquisition or Disposition of Assets.

On March 22, 2011, Kent International Holdings, Inc. (the “Company”) through a wholly owned subsidiary, Kent Texas Properties, LLC (“KTP”), acquired 4211 Cedar Springs Road (the “Property”) located in Dallas, Texas.  The Property was purchased for $4,325,000 in cash, exclusive of closing costs, from a private seller.  The property is a 39,829 square foot office building that is 100% leased to the General Services Administration (GSA).

Item 5.06 Change in Shell Company Status.

The Company has indicated in its recent periodic filings with the Commission that it is not a shell company.  However; should it be determined that the Company was a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, we are filing with this Form 8-K Current Report, the information that would be required if Registrant were filing a general form of registration on Form 10.

FORM 10 DISCLOSURES

BUSINESS

Warning Regarding Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this Current Report on Form 8-K are forward-looking statements that involve risks and uncertainties.  For a discussion of certain factors which may affect the outcome projected in such statements, see the section entitled “Risk Factors” of this Current Report, as well as factors noted in the balance of this section (“Description of Business”).  Actual results may differ materially from those projected.  These forward-looking statements represent the Company’s judgment as of the date of the filing of this Current Report.  The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Prior Business

Kent International Holdings, Inc. (“Kent International,” “Company,” “us,” “we” and “our”), previously known as Cortech, Inc. (“Cortech”), was a biopharmaceutical company whose primary focus had been the discovery and development of novel therapeutics for the treatment of inflammatory disorders.  The Company terminated those operations in 2004.  Cortech was incorporated in 1982 in Colorado and reincorporated in Delaware in 1991.  On May 25, 2006, Cortech was reincorporated in Nevada by a merger with its wholly owned subsidiary, Kent International Holdings, Inc.  The reincorporation effected a change in Cortech’s legal domicile from Delaware to Nevada and a change in the name from Cortech, Inc. to Kent International Holdings, Inc.

The Company and its subsidiaries have only two employees:  the CEO and the CFO of the Company.  Both of those individuals are compensated by our parent company, Kent Financial Services, Inc.  They provide services to Kent International as part of the management services relationship between the two companies.

In 2009 the Company’s subsidiary, Kent Capital, Inc., registered with the Financial Industry Regulatory Authority (FINRA), and began business as a securities broker-dealer.  Kent Capital, Inc. received regulatory approval to operate as a broker-dealer in December 2009.  To date it has not engaged in any completed transaction.  However, Paul O. Koether, our Chairman and the principal of Kent Capital, Inc., has an extensive background as a broker-dealer, having been registered as a general partner of Brimberg and Company from June 1, 1967 to December 31, 1968 and a registered representative with Ingalls & Snyder from August 1978 to January 1, 1989, both member firms of the New York Stock Exchange.  Mr. Koether was also a principal of T.R. Winston and Company, LLC from 1989 through 2004, a broker-dealer that was a subsidiary of Kent Financial until it was sold in 2004.  Mr. Koether has remained as a registered representative of T.R. Winston and Company since 2004.  Accordingly, we believe that Kent Capital, Inc. will be capable of performing as a broker-dealer when its management finds the opportunities they deem appropriate for its involvement.  The broker-dealer business is an extremely competitive business and Kent Capital’s competitors would include organizations that have substantially more employees and greater financial resources.  In the event Kent Capital decides to accept customer accounts or otherwise accept investment funds to manage, Kent Capital will  compete with banks, insurance companies, hedge funds, private equity funds and other investment companies for such funds.

To generate revenue Kent Capital may raise capital through private placements from accredited and institutional investors for investments in real estate and real estate related projects.  These projects could include foreclosure properties, land (both finished and unfinished lots), partially finished commercial or residential projects, farmland or timberland, medical properties, commercial office properties, student housing properties, multi-family properties, and energy efficiency, cogeneration, solar or wind projects.  Kent Capital would market these opportunities only to accredited investors who might be high net worth individuals or institutions and would be compensated by the issuer of the securities.

Real Estate Syndication may be a derivative of Kent Capital’s real estate related private placement business as we may at times acquire a property or project prior to seeking investor interest.  In most cases, Kent Capital would then act as the sponsor of the syndicate and sell limited partnership interests in the property or project while remaining the general partner.  In other cases, the Company may decide to hold the property for future resale.  The Company will have the ability to close acquisitions quickly without requiring us to raise investor capital.  This would allow Kent Capital to market the opportunity to appropriate investors without time constraints.  Presently, the Company does not intend to sell interests in the Property.

Kent Capital is also approved to trade securities for Its own account.  As a result of the current condition of the financial markets, management believes that there are opportunities to acquire equity in publicly traded companies at historically low values.  Management may invest a portion of Kent Capital’s capital in such opportunities.  These investments would be made with the purpose of selling them for a capital gain at some future point.  All trading would be performed in a brokerage account opened in Kent Capital’s name at a discount brokerage such as Charles Schwab or Fidelity in order to minimize commission expenses and trading costs.

Kent International also operates a niche social networking website, www.ChinaUSPals.com, designed to promote cultural exchange between the citizens of the United States and those of the People’s Republic of China.  Kent International owns 81% of ChinaUSPals.com, Inc., and the remaining 19% is owned by Wizart Studios, LLC, which hosts the website www.ChinaUSPals.com free of charge.  Membership to the site is free, thus, any potential revenues will be derived from advertisements placed on the site by third parties.  The site provides users with access to other users’ personal profiles and enables the user to send messages to other registered users of similar interests in order to develop lasting friendships or simply attain a pen pal.  ChinaUSPals.com also features user generated discussion forums and blogs as well as user submitted videos and pictures.

Kent International faces the risk that our website will not be viewable in China or will be deliberately blocked by the government of the People’s Republic of China.  Internet usage and content are heavily regulated in China and compliance with these laws and regulations may cause us to change or limit our business practices in a manner adverse to our business.  Membership growth dramatically declined at the end of 2009 and remained relatively flat in 2010.  Accordingly, the Company is reviewing strategic options available to ChinaUSPals.com including selling the site or shutting down the site’s operations.  The Company has ceased all paid advertising for the site in order to minimize operational costs.  No new funds are being invested or expended.  The site is largely dormant.”

Real Estate

On March 22, 2011, the Company through a wholly owned subsidiary, Kent Texas Properties, LLC (“KTP”), acquired the land and improvements located at 4211 Cedar Springs Road (the “Property”) in Dallas, Texas.  The acquisition was funded using cash on hand and the Property is not subject to any loans or encumbrances.  KTP was organized for the purpose of owning the Property, and has not engaged in any other business activity.  The Property was introduced to the Company by a real estate broker who was compensated for the transaction exclusively by the seller.  The seller of the Property was 4211 Cedar Springs Road Partners, a Dallas-based real estate company. Prior to the acquisition, the seller had no affiliation with the Company or any member of the Company’s management. Commencing with this purchase, the Company intends to operate as a full service real estate corporation that owns and operates income producing properties.  We will look to opportunistically acquire additional income producing properties such as commercial buildings, small shopping centers or apartment buildings, or any other type of income producing property that offers a suitable yield.  We will focus our search primarily in the Dallas/Fort Worth area; however, we will not limit our search to that market.  Alternatively, management will also continue to pursue other acquisition opportunities that offer potentially profitable uses for the Company’s available capital.

The Company determined that involvement in real estate would enable it to take advantage of the extensive experience of its Chief Executive Officer in the real estate industry.  From 1971 to 1974 Paul O. Koether was the chairman of Residex Corporation, which sold finished lots to builders and built single family homes in New Jersey, Pennsylvania and the U.S. Virgin Islands.  From 1979 to 1983, Mr. Koether was Chairman of Citrus County Land Bureau in Inverness, Florida.  That entity sold finished lots, built homes and also sold commercial property.  From 1992 through 1994, Mr. Koether was Chairman of Northcorp Realty Advisor of Dallas, Texas, which had offices in Denver, Atlanta, Washington D.C. and Hoboken, N.J..  Northcorp was a real estate workout contractor for the FDIC and the Resolution Trust Company, and sold and/or managed assets valued, in aggregate, at more than $2 Billion dollars.  In addition, Mr. Koether also served in 1981 as a director of Kentucky Property Trust, a REIT located in Lexington Kentucky, and in 1991 as a director of First Western Savings (the largest S&L in the State of Nevada) which was active in real estate lending.

The Company’s general investment strategy shall be to make investments in real properties that offer attractive current yields with, in some cases, potential for capital appreciation.  We may buy these properties directly, through joint ventures, or as general partner in limited partnerships utilizing funds raised from accredited investors.  At the time of the acquisition of the Property, we were engaged in discussions to enter into a joint venture to purchase a multi-family complex in the Dallas/Forth Worth area wherein we would obtain the majority of the general partnership interest as well as a majority of the limited partnership units.  These discussions were subsequently terminated when we were unable to reach an agreement with the potential partners in the joint venture.

We believe that the current economic climate together with a restriction in credit available to would be purchasers of real estate will enable Kent International to acquire properties at favorable prices by funding the purchases with cash on hand.  We would then attempt to obtain a mortgage on said properties after closing thereby replenishing our cash on hand.  We are currently reviewing opportunities to obtain a commercial mortgage loan meant to refinance our purchase of 4211 Cedar Springs; however, we have not yet made a formal application for a mortgage and  are uncertain whether any mortgage will be approved or what terms may be offered.

Our efforts to acquire properties on favorable terms will be limited by the competition we shall face in securing real estate opportunities.  We compete in acquiring and leasing facilities with small private real estate companies and investors.   The market for real estate investors is generally highly competitive and fragmented. Our competitors are numerous, consisting mainly of small and regional private firms.  Many of them, however, have both financial and personnel resources far exceeding our own, which they can use to their advantage in negotiation for an acquisition. Once we acquire a property, our ability to attract and retain tenants will depend on cost, location, amenities offered and suitability of the space for a particular tenant compared with other properties that a prospective tenant may consider. Additionally, the Property will be subject to competition for tenants at the end of the GSA lease term.  As this term is for a minimum of 7 years and is more likely for 12 years, we are unable to predict the Property’s competitiveness in the Dallas/Forth Worth market when it becomes available.

In assessing the benefit of the acquisition to the Company, Management considered the following factors:

•
The lease provides for annual rent of $746,464 together with a reimbursement of certain operating expenses that exceed a baseline.  This base is subject to annual adjustment based on the Cost of Living Index (COLI).  Since the likelihood of default by the GSA is relatively low, we did not feel a discount for possibility of default was necessary.  Therefore our estimate of revenue for the next seven years was in excess of $746,000.

•	Expenses during 2010 (net of expenses related to the prior owners that will not be repeated) consisted of:
Property taxes in the amount of $68,063
Operations including maintenance and utilities in the amount of $217,830
Management fees in the amount of $30,377
Property insurance in the amount of $7,677

The GSA lease includes provisions for expense reimbursements in excess of baseline expenses as adjusted by the COLI.  Our estimate, however, is that the expense reimbursement will not exceed $6,500 during 2011.  Significant expenses that are not explicitly subject to reimbursement by the GSA are property insurance, alarm monitoring, telephone, and management fees.  As the provision of these services is all subject to intense competition, we do not anticipate meaningful increases.

Expenses such as electricity, water, cleaning, trash removal and landscaping are subject to GSA reimbursement to the extent that they increase, in the aggregate, above the baseline of $187,206 fixed in the GSA lease.  Although most of these expenses do not seem to materially increase from year to year, electricity billing rates are very volatile and may increase well in excess of the COLI in any given year.  We would therefore be responsible for monitoring the Property expenses against the baseline expenses to insure proper billing.

The Company has secured insurance to cover the Property and protect against risks of loss such as fire and certain weather conditions.  The Company believes, based on the advice of its insurance advisor,   that the coverage secured is adequate.

In reviewing the financial results achieved by the prior owners of the Property, the expenses they incurred, our expectation as to our ability to reduce certain expenses, and our expectation of a reasonable range for future cost increases, we estimated that, net of the amounts reimbursable under the GSA lease, during the next seven years we will be responsible for a minimum of $296,000 in expenses and a maximum of $398,500 in expenses.  Our estimate does not, however, include any provision for capital improvements.

Using the mid-range of the anticipated expenses, we estimated net cash flow over the next seven years to be approximately $399,396:  The purchase price of $4,325,000, then, represented an estimated annual yield of in excess of 9.25%.  This anticipated yield far exceeded the yield on cash that the Company has realized in recent years.  In addition, in management’s opinion, this yield presented a better opportunity for the Company that any other investment opportunities that were currently available to the Company or were reviewed by the Company during the past two years.  Accordingly, management determined that the purchase price for the property was reasonable.

RISK FACTORS

Our business operations may continue to produce losses, which would result in atrophy of the Company’s cash resources.

The Company had very limited business operations during 2010 and 2009, and the Company had net losses of $359,041 and $474,618 in 2010 and 2009, respectively. Although the purchase of the Property will increase revenues significantly, the Company cannot assure stockholders that it will not continue to have losses after depreciation and amortization under generally accepted accounting standards.  Properties acquired by the Company: (i) may not operate at a profit; (ii) may not perform to the Company’s expectations; (iii) may not appreciate in value; (iv) may depreciate in value; (v) and/or may not ever be sold at a profit.  The marketability and value of any properties will depend upon many factors beyond the Company’s control, including but not limited to general economic conditions, zoning laws, tax laws and the availability of financing.  If our investments in Properties do not generate sufficient income to offset our administrative expenses, the Company will continue to incur losses, which will reduce our cash resources and would be likely to reduce the market value of our common stock.

The Company may invest in joint ventures, the success of which would depend on the skills and fidelity of our joint venture partner.  Malfeasance or misfeasance by a joint venture partner could result in a failure of the project and loss of our investment.

The Company may acquire properties through joint ventures, which could subject the Company to certain risks that may not otherwise be present if investments were made directly by the Company. These risks include: (i) the potential that the Company’s joint venture partner may not perform; (ii) the joint venture partner may have economic or business interests or goals which are inconsistent with or adverse to those of the Company; (iii) the joint venture partner may take actions contrary to the requests or instructions of the Company or contrary to the Company’s objectives or policies; and (iv) the joint venture partners may not be able to agree on matters relating to the property they jointly own.

Properties that we acquire may have previously suffered release of hazardous materials or otherwise be out of compliance with environmental regulations, the remediation of which could result in significant expenses for the  Company.

Various federal, state and local laws and regulations subject property owners and operators to liability for reporting, investigating, remediating, and monitoring regulated hazardous substances released on or from a property.  These laws and regulations often impose strict liability without regard to whether the owner or operator knew of, or actually caused, the release.  The presence of, or the failure to properly report, investigate, remediate, or monitor hazardous substances could adversely affect the financial condition of the Company or the ability of the Company to operate the properties. In addition, these factors could hinder the Company’s ability to borrow against the properties. The presence of hazardous substances on a property also could result in personal injury or similar claims by private plaintiffs. In addition, there are federal, state and local laws and regulations which impose requirements on the storage, use, management and disposal of regulated hazardous materials or substances. The failure to comply with those requirements could result in the imposition of liability, including penalties or fines, on the owner or operator of the properties. Future laws or regulations could also impose unanticipated material environmental liabilities on the Company in connection with any of the properties. The costs of complying with these environmental laws and regulations for the Company’s properties could adversely affect the Company’s operating costs and, if contamination is present, the value of those properties.

Real properties are illiquid investments.  If we are unable to adjust our portfolio in response to changes in economic or other conditions or sell properties if or when we decide to do so, we may suffer a significant reduction in the value of our assets.

Real properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions.  In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, all of which are beyond our control.  Particularly in light of the current economic conditions, we cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective buyer would be acceptable to us.  We also cannot predict the length of time needed to find a willing buyer and to close the sale of a property or the disposition of properties that are in default.  In addition, the availability of financing and current market conditions may delay or prevent the closing of a sale of a property even if the price and other terms of the transaction were acceptable to us.  The foregoing could mean that we may be unable to complete the sale of identified properties in the near term or at all.

Because our rental income currently is dependent on a single tenant, any disruption of our relationship with that tenant would eliminate most of the Company’s revenue and cause a reduction in our cash reserves.

The General Services Administration (“GSA”) currently occupies 100% of our total rentable space and is responsible for 100% of our anticipated rental income.  Although leases with GSA are not subject to annual appropriation as a part of the budget process for the Federal Government, Federal fiscal issues may cause the GSA to vacate the property at the end of the lease term.

If our insurance is not adequate to cover a catastrophic loss to our Properties, a catastrophe could result in result in a serious loss or, in the extreme, the bankruptcy of the Company.

There are certain types of risks, generally of a catastrophic nature, such as earthquakes, floods, windstorms, act of war and terrorist attacks that may be uninsurable, or are not economically insurable, or are not fully covered by insurance. Moreover, certain risks, such as mold and environmental exposures, generally are not covered by our insurance. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our equity in the affected property as well as the anticipated future cash flow from that property. Any such loss could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an exemption from the Investment Company Act, the cost of complying with that Act would harm our results of operations and the regulations under the Act would significantly limit our business opportunities.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended.  That Act imposes significant restrictions on the business activities of public entities which have a certain percentage of their assets invested in “investment securities.”  Our desire to avoid regulation under the Act will limit the type of investments that we can make.  In the first instance, we will generally seek to invest in entities in which we will hold 50% or more of the voting control, since such investments are excluded from the definition of “investment securities.”

The Investment Company Act also exempts from regulation entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests.  However, not all real estate investments are qualifying real estate interests for purposes of this exemption.  In particular, investments in limited partnership interests are not considered to qualify.  Therefore, if we seek to qualify for the real estate company exemption, the type of investments that we can make will be further limited.

The analysis relating to whether a company qualifies as an investment company can involve technical and complex rules and regulations.  If we own assets that qualify as “investment securities” as such term is defined under the Investment Company Act and the value of such assets exceeds 40% of the value of our total assets, we could be deemed to be an investment company and be required to register under the Investment Company Act.  Registered investment companies are subject to a variety of substantial requirements that could significantly impact our operations.  The costs and expenses we would incur to register and operate as an investment company, as well as the limitations placed on our operations, could have a material adverse impact on our operations and your investment return.  In order to operate in a manner to avoid being required to register as an investment company, we may be unable to purchase assets we would otherwise want to purchase or we may need to sell assets we would otherwise wish to retain.    This situation may impede our efforts to achieve profitable operations.

FINANCIAL INFORMATION.

Statements in this report relating to future plans, projections, events or conditions are forward-looking statements.  Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected and include, but are not limited to, the risks discussed below, the risks discussed in the section of this Current Report on Form 8-K entitled “Risk Factors” and risks discussed elsewhere in this Form 8-K.  The Company expressly disclaims any obligation or undertaking to update these statements in the future.

A.	KENT INTERNATIONAL HOLDINGS, INC. - Historical Financial Information

The discussion below pertains to the financial results of Kent International Holdings, Inc. for the years ended December 31, 2010 and 2009.  The Company’s financial statements for those periods are included in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended.  The acquisition of the Property at 4211 Cedar Springs Road will cause the future operations of the Company to be materially different than its operations to date.

Results of Operations

Kent International had a net loss of $359,041, or $0.10 basic and fully diluted loss per share, for the year ended December 31, 2010 compared to a net loss of $474,618, or $0.13 basic and fully diluted income per share, for the year ended December 31, 2009.  The decrease in the net loss was a result of decreased consulting and due diligence expenses incurred in 2009 related to a proposed acquisition that was terminated prior to closing.  This decrease was partially offset by decreased interest revenue on deposits.  We anticipate that the acquisition of the Property will materially alter both the results of operations as well as gross revenues and expenses going forward.

Revenues

Revenues were $10,085 and $19,441 for the years ended December 31, 2010 and 2009, respectively.  Interest income decreased to $9,381 in 2010 from $16,316 in 2009 due to dramatically lower yields on invested balances. The Company recorded $625 and $3,125 as a part of other income for 2010 and 2009, respectively, in connection with a patent licensing agreement with the University of Colorado.  These patents are recorded on the Company’s books at a zero carrying value and the Company does not anticipate significant earnings in the future in connection with the agreement.

Expenses

General and administrative expenses were $368,036 in 2010 compared to $492,990 in 2009.  The decrease can be primarily attributed to $95,051 expended during 2009 in consulting and due diligence expenses related to a proposed acquisition that was terminated prior to closing.  These expenses did not recur in 2010.  Other material expense decreases during 2010 were $6,000 in consulting expenses related to the licensing and operation of Kent Capital, Inc. and $22,952 related to the operation of ChinaUSPals.com.

The Company pays a monthly management fee of $21,000 to Kent Financial Services, Inc., a principal shareholder.  The management services provided include the services of the Company’s executive officers, who are employees of Kent Financial Services, as well as expenses incurred in connection with periodic and other filings with the Securities and Exchange Commission, internal accounting and shareholder relations.

Liquidity and Capital Resources

Working capital at December 31, 2010 was approximately $9.54 million.  The Company utilized approximately $4.345 million of working capital, including closing expenses, for the purchase of the Property.  We are currently reviewing opportunities to obtain a commercial mortgage loan meant to refinance our purchase of 4211 Cedar Springs; however, we have not yet made a formal application for a mortgage and  are uncertain, if we elect to apply for a mortgage, whether any mortgage will be approved or what terms may be offered.  The Company has no existing commitments for capital expenditures.

Net cash of $369,016 was used in operations during 2010, a decrease of $86,646 over the $455,662 used in operations during 2009.  Net cash used in operations for the periods was the result of the net losses for the periods coupled with the changes in operating assets and liabilities.  The decrease resulted primarily from the decrease in expenses for consulting and due diligence expenses incurred in 2009 related to a proposed acquisition that was prior to closing.  These expenses did not recur in 2010.  The Property generated approximately $425,334 in net cash flow for the previous owner in 2010; however, net cash flow in 2011 will be dependent on our ability to control expenses, especially those not subject to GSA reimbursement.

Net cash of $10,089,167 was provided by investing activities in 2009 by the sales and maturities of short-term investments.  The proceeds from the maturities of six-month U.S. treasury bills during 2009 were primarily reinvested in U.S treasury bills with original maturities of three months, effectively transferring the categorization from short term investments to cash equivalents for reporting purposes.  As a result, nil cash was provided by investing activities in 2010.

Although the Company does not have any established banking relationships or other sources of liquidity, management believes its cash and cash equivalents are sufficient for its business activities for at least the next 12 months and for making additional acquisitions.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

B.  4211 CEDAR SPRINGS ROAD - Historical Financial Information

The discussion below pertains to the financial results achieved by the prior owners of 4211 Cedar Springs Road (the “Property”) during the year ended December 31, 2010.  Future operations of the Property may differ, due to changes in policy and practice instituted by the Company’s management, or due to other changing circumstances in the future.

Property Revenues

The Property located at 4211 Cedar Springs Road generated approximately $746,464 in rental income and $2,817 in expense reimbursements in 2010, all from the General Services Administration (GSA).  The initial term of the GSA lease runs until January 18, 2018 with an optional five year renewal period from January 2018 to January 2023.  The base rent during the initial term is $746,464 annually and includes a provision of $123,099 annually for the reimbursement of tenant improvement allowances.  The base rent during the renewal term is $623,365.

The lease rate includes an operating expense base of $187,206 annually (excluding property taxes) and a real estate tax base of $70,189.  The base year operating expenses are adjusted annually via the COLI and the GSA is responsible for any increases over the adjusted base year expenses.  This calculation is expected to generate an expense reimbursement of approximately $5,392 in 2011.  In theory, a decrease in the COLI could result in a negative adjustment to base year expenses and thus, a decrease in reimbursed expenses.

Property Expenses

The prior owner incurred $323,947 in expenses related to the operations of the Property.  These expenses included approximately $68,063 in property taxes.  As discussed above, the GSA lease includes provisions for expense reimbursements in excess of baseline expenses as adjusted by the COLI.  Other major expense categories include utilities (electricity, water, sewer, trash removal, and telephone), building maintenance (HVAC, plumbing, window washing, elevator and janitorial), and grounds maintenance (landscaping and irrigation).  The Company shall review these expenses to determine if there are any areas of savings.  We cannot be certain that the expenses we incur in operating the property will not increase.

Significant expenses that are not explicitly subject to reimbursement by the GSA are property insurance, alarm monitoring, telephone, and management fees.  We are currently negotiating contracts that, if agreed upon, would decrease both management fees and telephone charges from the 2010 level.  As these expenses are all subject to intense competition, we do not anticipate significant increases.

Expenses such as electricity, water, cleaning, trash removal and landscaping are subject to GSA reimbursement.  Although most of these expenses do not seem to materially increase from year to year, electricity billing rates are very volatile and may increase well in excess of the COLI in any given year.  We would therefore be responsible for monitoring the Property expenses against the baseline expenses to insure proper billing.

The Company has entered into various service contracts in conjunction with the acquisition of the Property including a temporary management contract, .elevator, landscaping and HVAC maintenance, janitorial services, alarm monitoring, and waste removal.  These contracts include termination provisions and are not considered long term obligations.

PROPERTIES

Executive Offices

The Company’s executive offices are located in Colleyville, Texas in premises provided by Kent Financial Services Inc.  As the Company currently has only two employees, the executive offices consist of a small office space which is adequate for the current and anticipated operations of the Company. The Company pays Kent Financial Services a monthly management fee of $21,000 for management services.  No separate payment is made for use of the premises.

Office Buildings

The Company currently owns one office building located at 4211 Cedar Springs Road, Dallas, Texas which is a single tenant office building that is 100% leased to the GSA.  The initial lease with the GSA has seven years remaining with a provision for a five year renewal option.  The following table sets forth the location and size of the Property along with annualized gross rent, rented square feet and rent per square foot as of March 22, 2011.  As of March 22, 2011, the Property is unencumbered by debt.  The Property is under lease to the GSA.  The initial term of the GSA lease runs until January 18, 2018 with an optional five year renewal period from January 2018 to January 2023.  The base rent during the initial term is $746,464 annually and includes a provision of $123,099 annually for the reimbursement of tenant improvement allowances.  The base rent during the renewal term is $623,365.
Property/State	Total Gross Leasable Area (Square Feet)	Rented Square Feet	Annualized Gross Rent	Rent per Square Foot	2010 Property Taxes

4211 Cedar Springs Road, TX	39,329	39,329	$746,464	$18.98	$68,063

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required under this item is incorporated by reference from Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters) of Kent International Holdings, Inc.’s Form 10-K for the year ended December 31, 2010, filed March 18, 2011.

DIRECTORS and EXECUTIVE OFFICERS

The information required under this item is incorporated by reference from Item 10 (Directors, Executive Officers and Corporate Governance) of Kent International Holdings, Inc.’s Form 10-K for the year ended December 31, 2010, filed March 18, 2011.

EXECUTIVE COMPENSATION

The information required under this item is incorporated by reference from Item 11 (Executive Compensation) of Kent International Holdings, Inc.’s Form 10-K for the year ended December 31, 2010, filed March 18, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required under this item is incorporated by reference from Item 13 (Certain Relationships and Related Transactions and Director Independence) of Kent International Holdings, Inc.’s Form 10-K for the year ended December 31, 2010, filed March 18, 2011.

LEGAL PROCEEDINGS

None

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated by reference from Item 15 (Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities) of Kent International Holdings, Inc.’s Form 10-K for the year ended December 31, 2010, filed March 18, 2011.

RECENT SALES OF UNREGISTERED SECURITIES

None

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 12,000,000 shares. Those shares consist of 10,000,000 shares of common stock, par value of $0.002 per share, and 2,000,000 shares of preferred stock, par value of $0.002 per share. The only equity securities currently outstanding are 3,555,488 shares of common stock.
The following description summarizes the material terms of our capital stock.

Common Stock

We are authorized to issue up to 10,000,000 shares of common stock, $0.002 par value per share. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  There is no cumulative voting in the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

Preferred Stock

The board of directors has the authority, without stockholder approval, subject to limitations prescribed by law, to provide for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions, including, but not limited to, the following:
•	the number of shares constituting that series;
•	dividend rights and rates;
•	voting rights;
•	conversion terms;
•	rights and terms of redemption (including sinking fund provisions); and
•	rights of the series in the event of liquidation, dissolution or winding up.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9.01 Financial Statements and Exhibits

A.	Financial Statements of Real Estate Operations Acquired
Independent Accountants Report
Statement of Revenue in Excess of Certain Expenses for the year ended December 31, 2010
Notes to Statement of Revenue in Excess of Certain Expenses

B.	Pro Forma Financial Information
Unaudited Pro Form Consolidated Balance Sheet
Unaudited Pro Forma Consolidated Statement of Operations
Notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations

Exhibit
Number	Description of Document

10.1	Purchase Agreement between 4211 Cedar Springs Partners, Ltd., as Seller, and Kent International Holdings, Inc., as Buyer, dated February 22, 2011.

10.2	Lease agreement between Kent Texas Properties (as assigned) and the United States of America

10.3	Membership agreement between Kent Capital, Inc. and the Financial Industry Regulatory Authority

Report of Independent Accountants

To the Board of Directors and Shareholders of Kent International Holdings, Inc.:

We have audited the accompanying statement of revenue in excess of certain expenses of the property known as 4211 Cedar Springs Road (the "Property") for the year ended December 31, 2010.  The statement of revenue in excess of certain expenses is the responsibility of the Property's management.  Our responsibility is to express an opinion on the statement of revenue in excess of certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue in excess of certain expenses is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue in excess of certain expenses.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue in excess of certain expenses.  We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue in excess of certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Kent International Holdings, Inc.) as described in Note 2 to the statement of revenue in excess of certain expenses and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the statement of revenue in excess of certain expenses of the Property presents fairly, in all material respects, the revenue and certain expenses described in Note 2 to the statement of revenue in excess of certain expenses of the Property for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

/s/ Paritz & Company, P.A.

Hackensack, New Jersey
March 26, 2011

4211 CEDAR SPRINGS ROAD
Statement of Revenue in Excess of Certain Expenses

Year Ended December 31, 2010

Revenue
Rent	$746,464
Expense reimbursements	2,817

Total revenue	749,281

Certain operating expenses
Operating and maintenance	248,207
Real estate taxes and insurance	75,740

Total certain operating expenses	323,947

Revenue in excess of certain operating expenses	$425,334

See accompanying notes to Statement of Revenue in Excess of Certain Expenses

4211 CEDAR SPRINGS ROAD
Notes to Statement of Revenue in Excess of Certain Expenses

Note 1	Property Acquired

On March 22, 2011, Kent International Holdings, Inc. (the “Company”) through a wholly owned subsidiary, Kent Texas Properties, LLC (“KTP”), acquired 4211 Cedar Springs Road (the “Property”) located in Dallas, Texas.  The property was purchased for $4,325,000 in cash, exclusive of closing costs, from a private seller.  The property is a 39,829 square foot office building that is 100% leased to the General Services Administration (GSA).
Note 2	Basis of Presentation
The Statement of Revenue in Excess of Certain Expenses has been prepared for the purpose of complying with Rule 8-06 of the Securities and Exchange Commission Regulation S-X and for inclusion in the Current Report on Form 8-K of Kent International Holdings, Inc. dated March 28, 2011 and are not intended to be a complete presentation of the Property revenue and expenses.  Audited statements are only presented for the most recently completed year as 1) the property was not acquired from a related party, 2) the material factors considered by the Company in assessing the property are described in specificity on this Form 8-K, and 3) we are not aware of any material factors relating to the Property other than those disclosed elsewhere in Form 8-K that would cause the reported financial information not to be necessarily indicative of future operating results.

The Statement of Revenue in Excess of Certain Expenses is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The Statements of Revenue in Excess of Certain Expenses are not representative of the actual operations for the periods presented, as certain expenses, which may not be comparable to the expenses expected to be incurred in our future operations have been excluded.  Expenses excluded consist of legal fees, interest, depreciation and amortization and other expenses not directly related to future operations.

Note 3	Summary of Significant Accounting Policies

Revenue Recognition

Rental income is recognized when earned.  As the GSA lease provides for the payment of monthly rental in arrears, a receivable is recorded at the end of each month for the previous month’s rent.  Revenue recognized is exclusive of items that may not be comparable to future operations.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of revenue and certain expenses during the reporting periods to prepare the Statements of Revenue in Excess of Certain Expenses in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred while significant improvements, renovations and replacements are capitalized.

Note 4	Subsequent Events

We have evaluated subsequent events for recognition and disclosure through the date that the accompanying Statement of Revenue in Excess of Certain Expenses was issued, which was March 26, 2011.

The following pages present the Pro Forma Consolidated Balance Sheet and the Pro Forma Consolidated Statement of Operations.  The Pro Forma Consolidated Statement of Operations represents the estimated taxable operating results of the Company pursuant to Rule 8-06 of the Securities and Exchange Commission Regulation S-X.

KENT INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2010

ASSETS	Historical Amounts	Cedar Springs	Pro Forma Amounts

Cash and cash equivalents	$9,555,369	$(4,325,000)	$5,230,369
Prepaid expenses and other current assets	10,618		10,618
Real estate assets:
Land		1,280,000	1,280,000
Buildings and improvements		1,659,679	1,659,679
Intangible assets:			-
Leases in place value		1,624,052	1,624,052
Unamortized tenant improvement allowances		530,444	530,444
Other assets	5,500		5,500

Total assets	$9,571,487	$769,175	$10,340,662

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable and accrued expenses	$26,217		26,217
Below market lease value acquired		$769,175	769,175

Total liabilities	26,217	769,175	795,392

Stockholders' equity:
Common stock	7,111		7,111
Additional paid-in capital	99,371,226		99,362,439
Accumulated deficit	(89,833,067)		(89,474,026)

Total stockholders' equity	9,545,270	-	9,895,524

Total liabilities and stockholders' equity	$9,571,487	$769,175	$10,690,916

See accompanying notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations

KENT INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

	Historical Amounts	4211 Cedar Springs	Pro Forma Amounts
Revenues:
Rental Income		$810,562	$810,562
Expense reimbursement		2,817	2,817
Other income	$704		704

Total revenues	704	813,379	814,083

Expenses:
Operating and maintenance expenses		248,207	248,207
Property taxes and insurance		75,740	75,740
General and administrative expenses	368,036		368,036
Depreciation and amortization		304,639	304,639

Total expenses	368,036	628,586	996,622

Income (loss) before other income (expense)	(367,332)	184,793	(182,539)
Other income (expense)
Interest revenue	9,381		9,381

Income (loss) before income taxes	(357,951)	184,793	(173,158)
Provision for income taxes	1,090

Net Income (loss)	$(359,041)	$184,793	$(173,158)

Basic net income (loss) per common share	$(0.10)	$0.05	$(0.05)

Basic weighted average number of common
Common shares outstanding	3,555,488	3,555,488	3,555,488

See accompanying notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations

KENT INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations
(Unaudited)

Note A    Historical Amounts

Represents the historical consolidated balance sheet and statement of operations of Kent International Holdings, Inc. (the “Company”) for the year ended December 31, 2010, as contained in the historical financial statements and notes thereto as filed on Form 10-K.

Note B    Pro Forma Adjustments Consolidated Balance Sheet

The adjustments represent the acquisition of the Property for a purchase price of $4,325,000.  The transaction was fully funded utilizing available working capital, although the Company is attempting to obtain a mortgage on the Property.  In management’s opinion, all adjustments necessary to reflect the transaction have been made.  The unaudited Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming the above transaction had been consummated at December 31, 2010, nor does it purport to represent the future position of the Company.

The preliminary allocation of the purchase price is as follows:

Allocated Value

Land	$1,280,000
Buildings	1,130,292
Improvements	529,387
Leases in place value	1,624,052
Unamortized tenant improvement allowances	530,444
Below market lease value acquired	(769,175)

$4,325,000
Note C    Pro Forma Adjustments Consolidated Statement of Operations

The adjustments represent the pro forma revenue and expenses for the year ended December 31, 2010 attributable to the acquisition of 4211 Cedar Springs Road (the “Property”) as if the acquisition had occurred on January 1, 2010 and includes the prior owners operating results for the year.  The unaudited Pro Forma Consolidated Statement of Operations are not necessarily indicative of what the actual results of operations would have been for the year ended December 31, 2010 assuming the transaction had been consummated on January 1, 2010, nor do they purport to represent the results of operation for a future period of the Company.

Depreciation and amortization expense relates to the aggregate purchase price of $4,325,000 adjusted by an allocation to land of $1,280,000 and an allocation to Below Market Rent Value of negative $769,175 and is calculated as follows:

Assets:	Basis	Approximate Pro Forma Depreciable Life	Pro Forma Expense for the Year Ended December 31, 2010

Land	$1,280,000
Buildings	1,130,292	20	$56,515
Improvements	529,387	7	75,627
Leases in place value	1,624,052	7	232,007
Unamortized tenant improvement allowances	530,444	12	44,204

	$5,094,175		$304,639

Capitalized below market rents are amortized as an increase to rental income over the remaining non-cancellable terms of the lease.  $64,098 was added to the pro forma rental income on the Pro Forma Consolidated Statement of Operations

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENT INTERNATIONAL HOLDINGS, INC.

March 28, 2011	By: /s/ Bryan P. Healey
Bryan P. Healey
Chief Financial Officer